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                             January 11, 2024

       Torstein Hagen
       Chief Executive Officer and Chairman of the Board
       Viking Holdings Ltd
       94 Pitts Bay Road
       Pembroke, Bermuda HM 08

                                                        Re: Viking Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0001745201

       Dear Torstein Hagen:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Summary, page 1

   1. We note the multiple risk factors you present under "Risks Related to Our Indebtedness"
                                                        beginning at page 50.
Please discuss and quantify your current indebtedness in the summary and elsewhere
where you discuss your results of operations, including your revenue, net income,
and Adjusted EBITDA. Please also address the potential related risks as a result of the
private placement derivative losses and their impact on net income during the most recent
nine months.
       Risk Factors
       Increases in inflation could adversely affect our business, financial condition and results of operations, page 37

   2. We note your statement that continued elevated levels of inflation create significant uncertainty around
costs and could adversely affect your business, financial condition, and
 Torstein Hagen
FirstName  LastNameTorstein Hagen
Viking Holdings  Ltd
Comapany
January 11,NameViking
            2024       Holdings Ltd
January
Page 2 11, 2024 Page 2
FirstName LastName
         results of operations. Please update disclosure in your MD&A section to identify actions planned or taken, if any, to mitigate inflationary pressures.
Our bye-laws restrict shareholders from bringing legal action against our officers and directors, page 62

3. We note your disclosure that subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, your bye-laws contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. We also note your related disclosure on pages 136 and 142. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. If you do not intend for this provision to be applicable to actions under the Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions.
Use of Proceeds, page 69

4. You disclose that you might use some of the net proceeds to make acquisitions or investments, although you do not currently have any agreements or commitments for any material acquisitions or investments. When known, please provide the information that
         Items 3.C.2 and 3.C.3 of Form 20-F require, if applicable.
Dilution, page 73

5. We understand from numerous disclosures throughout the filing that your Series C
         Preference Shares will be converted into ordinary shares immediately prior to the consummation of your offering; and we see that you describe the conversion feature on page F-52.

         Please expand your various disclosures concerning the conversion of these shares to quantify the number of ordinary shares that you expect to issue upon their conversion, and to describe any uncertainty or reasonably possible change in the number of ordinary shares to be issued to settle those instruments.

         Please also expand your disclosures under this heading to explain how the incremental ordinary shares will be reflected in your calculations of dilution.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 78

6. We note that you present some statistical and operating data on both a consolidated and segment basis though limit your discussion and analysis of the results of operations to the consolidated information.
 Torstein Hagen
Viking Holdings Ltd
January 11, 2024
Page 3
       Please expand your discussion and analysis to also address the changes in revenues and operating income (loss) for each of your reportable segments, consistent with Item 5 of
       Form 20-F which requires information that also relates to the segments. Directors and Executive Management Compensation, page 126

7. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F. General

8.     Please revise your disclosure to identify the    leading market research
company    and
          leading global consulting firm    to whom you attribute certain
statistical claims.
9. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        Please contact Jenifer Gallagher, Staff Accountant at 202-551-3706 or
Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special
Counsel, at 202-551-3707, or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameTorstein Hagen
                                                             Division of
Corporation Finance
Comapany NameViking Holdings Ltd
                                                             Office of Energy &
Transportation
January 11, 2024 Page 3
cc:       Gregg A. Noel, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP
FirstName LastName